SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

12 November 2014
AVIVA PLC - APPLICATION TO LIST SHARES

An application has been made to the UK Listing Authority and the London Stock Exchange for the blocklisting of 20,068,001 Aviva plc ordinary shares of 25 pence each to be admitted to the Official List. These shares will rank pari passu with the existing ordinary shares.

These ordinary shares are to be issued to satisfy the future release of awards under the following employee share plans:

Aviva Annual Bonus Plan 2011	3,685,000
Aviva Long Term Incentive Plan 2011	9,183,000
Aviva Savings Related Share Option Scheme 2007	7,000,000
Aviva Ireland Savings Related Share Option Scheme	200,001

It is expected that admission will commence on 13 November 2014.
- ends -
Contact:
Liz Nicholls - Head of Share Schemes/Share Registration
Telephone: 0207 662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 November, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary